Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On May 22, 2013, EpiCept Corporation issued a press release announcing that the CEO of Immune Pharmaceuticals, Ltd. will be making a presentation at BioEquity Europe 2013. The press release and the slides that will accompany the presentation are being filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

EpiCept Press Release, May 22, 2013

Contacts

Immune Pharmaceuticals:

15 Aba Even Avenue, 2nd Floor
Herzliya-Pituach, 46733, Israel

New York Office:

Anna Baran — Director of Corp.

Development

Tel: (646) 937-1941

anna.baran@immunepharma.com

EpiCept Corporation: 777 Old Saw Mill River Road Tarrytown, NY 10591 Robert W. Cook, CEO Tel: (914) 606-3500 rcook@epicept.com

CEO of Immune Pharmaceuticals to Present at BioEquity Europe 2013
UPDATE ON BERTILIMUMAB DEVELOPMENT AND EPICEPT MERGER PROCESS

HERZLIYA-PITUACH, Israel and TARRYTOWN, N.Y. (May 22, 2013) — Immune Pharmaceuticals Ltd. (“Immune”), a privately held Israeli company, and EpiCept Corporation (Nasdaq OMX Stockholm Exchange and OTCQX: EPCT) announced today that Daniel Teper, Chief Executive Officer of Immune, will be presenting at the BioEquity Europe 2013 conference at the Varumottagning Sheraton Hotel in Stockholm, Sweden on Thursday, May 23, at 1:30 PM local time in the St. Eriksalen Room.  Dr. Teper will provide an update on the Immune/EpiCept merger and present an overview of the companies’ products bertilimumab, NanomAbs, and AmiKet.  The presentation will not be webcast, but the slide presentation will be available on both companies’ websites.”

About the Immune/EpiCept Merger

In November 2012, Immune and EpiCept announced that they had entered into a definitive merger agreement.  The transaction is currently anticipated to close during the third quarter of 2013 and is subject to satisfaction of certain customary closing conditions, including the approval of a majority of EpiCept shareholders.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS

AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

About Immune Pharmaceuticals Ltd.

Immune Pharmaceuticals Ltd. is an Israel and U.S.-based biopharmaceutical company, focused on the development of next generation antibody therapeutics addressing unmet medical needs in the treatment of inflammatory diseases and cancer. Immune licensed worldwide rights for systemic indications of bertilimumab from iCo Therapeutics (TSX: ICO) in June 2011, while iCo retained rights to all ophthalmic indications. iCo originally licensed the exclusive world-wide rights to bertilimumab in 2006 from Cambridge Antibody Technology Limited, now part of MedImmune, the global biologics research and development arm of AstraZeneca. Additionally, Immune has licensed from Yissum, the technology transfer company of the Hebrew University of Jerusalem, the injectable applications of the antibody nanoparticle conjugate technology (NanomAbs®) developed by Professor Shimon Benita.  For more information, visit the Immune website at: www.immunepharmaceuticals.com

About EpiCept Corporation

EpiCept is focused on the development and commercialization of pharmaceutical products for the treatment of pain and cancer. The Company’s pain portfolio includes AmiKet™, a prescription topical analgesic cream in late-stage clinical development designed to provide effective long-term relief of pain associated with peripheral neuropathies.  The Company’s product Ceplene®, when used concomitantly with low-dose IL-2, is intended as remission maintenance therapy in the treatment of AML for adult patients who are in their first complete remission.  The Company sold all of its rights to Ceplene® in Europe and certain Pacific Rim countries and a portion of its remaining Ceplene® inventory to Meda AB in June 2012.  Ceplene® is licensed to MegaPharm Ltd. to market and sell in Israel and EpiCept has retained its rights to Ceplene® in all other countries, including countries in North and South America.  The Company has other oncology drug candidates in clinical development that were discovered using in-house technology and have been shown to act as vascular disruption agents in a variety of solid tumors.

Forward-Looking Statements

This news release and any oral statements made with respect to the information contained in this news release contain forward-looking statements.  You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking.  Such forward-looking statements include statements which express plans, anticipation, intent, contingency, goals, targets, future development and are otherwise not statements of historical fact. These statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results or developments to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that may cause actual results or developments to differ materially include: the risk that we may be unable to complete the proposed merger transaction, the risks associated with the adequacy of our existing cash resources and our ability to continue as a going concern, the risks associated with EpiCept’s ability to continue to meet its obligations under its existing debt agreements, the risk that we will not be able to find a partner to help conduct the Phase III trials for AmiKet™ on attractive terms, a timely basis or at all, the risk that our product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later-stage clinical trials, the risk that we will not obtain approval to market any of our product candidates, the risks associated with dependence upon key personnel, the risks associated with reliance on collaborative partners and others for further clinical trials, development, manufacturing and commercialization of our product candidates; the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process; our history of operating losses since our inception; the highly competitive nature of our business; risks associated with litigation; and risks associated with our ability to protect our intellectual property. These factors and other material risks are more fully discussed in EpiCept’s periodic reports, including reports on Forms 8-K, 10-Q and 10-K and other filings with the U.S. Securities and Exchange Commission. You are urged to carefully review and consider the disclosures found in EpiCept’s filings which are available at www.sec.gov or at www.epicept.com. You are cautioned not to place undue reliance on any forward-looking statements, any of which could turn out to be wrong due to inaccurate assumptions, unknown risks or uncertainties or other risk factors.

# # #

Investor Presentation May 2013 Improving Patient Lives Through Targeted Medicine

Forward – Looking Statement This presentation contains forward looking statements that involve risks and uncertainties regarding the operations and future results of Immune/EpiCept. You should review the company's filings with the Securities and Exchange Commission, including without limitation the company's Form 10-K and Forms 10-Q, which identify specific factors that may cause actual results or events to differ materially from those described in the forward looking statements. The content of this presentation contains time sensitive information that is accurate only as of the date of the presentation. The company undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this presentation. 2

IMMUNE – EPICEPT (EPCT:NASDAQ NORDIC, OTCQX)

Israel Based US Public Company Focused on Antibody Therapeutics
Multiple Phase II Clinical Milestones with Bertilimumab


FLOOR 4

HQ New York, NY and Herzliya, Israel
Research Labs Jerusalem, Israel

- Definitive Merger Agreement signed in Q4 2012 with Closing and Up Listing planned in Q3 2013
- Merger Ratio: Immune 81% /EpiCept 19%
- **Priority Development of Bertilimumab, Phase II first in class mAb for Crohn's and Colitis, Severe Asthma and Orphan Dermatology indication**
- **Partnering of AmiKet Phase III ready**, Fast track Designation and Special Protocol Assistance for Chemotherapy Induced Peripheral Neuropathy
- **NanomAbs** - Second Generation **Antibody Drug Conjugate and Nanotherapeutic Oncology pipeline** licensed from Hebrew University of Jerusalem

EPICEPT IMMUNE Pharmaceuticals

3

A Diversified Portfolio with Multiple Shots on Goal Internal Resources Prioritized for Bertilimumab 4 Ready for Phase III Fast Track Phase II Phase II Pre-Clinical AMIKET Chemotherapy Induced Peripheral Neuropathy BERTILIMUMAB Ulcerative Colitis, Crohn’s, Severe Asthma, Orphan Auto-Immune Dermatological Indication CROLIBULIN Solid Tumors NANOMABs Solid Tumors

Eotaxin-1 Regulates Eosinophilic Inflammation in Crohn’s Disease, Ulcerative Colitis and Severe Asthma 5

Dose Dependent Biological Activity in Phase 1 Close to 100% Inhibition Induced Eosinophil Shape Change and Prolonged Effect Safe and Well Tolerated in 101 Subjects/Patients - IV, Nasal and Ocular Administration 6

Crohn’s Disease and Ulcerative Colitis Proof of Concept Phase II in High Tissue Eotaxin-1 UC Initiated Current therapy in non-responders to first line are anti-TNF mAbs (Humira, Remicade) Significant unmet medical need with lack of sustained response and risk of severe adverse events Eotaxin-1 biomarker and mediator of disease severity Phase II double blind placebo controlled in moderate to severe ulcerative colitis patients with high tissue levels of Eotaxin-1 7

Animal Data Support Eotaxin-1 Targeting in IBD

- Eotaxin-1 -/- Knock Out mice exhibit reduced colitis associated with decreased eosinophilia when induced with DSS. **Rothenberg et al., PNAS, 2000**

- Anti-CCR3 antibody inhibits inflammation and improves histological remodeling in a mouse model of Crohn's-like Ileitis. **Masterson et al. *The American Journal of Pathology* 2011**

- Blockade of Eotaxin-1 by a chemokine binding protein decreases eosinophil influx, clinical disease, tissue injury and improves survival in a DSS colitis model in mice. **Vieira et al., *Am J Pathol 2009***

- Anti-Eotaxin-1 mAb reduces colitis in a DSS-induced colitis model in mice in two separate studies conducted by Prof. Goldin at Shaare Zedek Medical Center in Jerusalem (submitted to EU Gastro Week Berlin Oct.2013)

EPICEPT IMMUNE Pharmaceuticals
8

Targeting Eotaxin-1 with Bertilimumab Rationale for Phase II in Ulcerative Colitis Supported by Experimental and Clinical Data 9 K.Wilson DDW 2013 Increased Tissue Eotaxin-1 (CCL11) in UC in Correlation with Severity of Disease

Bertilimumab Phase II Ulcerative Colitis Proof of Concept Trial Personalized Treatment Based on Eotaxin-1 Tissue Levels Double blind placebo controlled trial in 90 patients 60 on bertilimumab 7mg/kg; 30 on placebo Patients selected based on Mayo UC Score and Eotaxin-1 levels (Wilson NIH study and Goldin SZ study) Drug administration at day 0, 14 and 28 Primary End point is Clinical Response (UC Mayo Clinic Index) at day 42 Secondary or exploratory end points include fecal calprotectin (validated marker of inflammation), mucosal injury and clinical remission Follow up until day 90 1st patient Q3 2013; Study expected to complete in late 2014 10

Bertilimumab can reduce signs and symptoms and induce remission in patients with moderately to severely active UC or CD who have High EOTAXIN TISSUE LEVELS Bertilimumab Target Profile in UC & CD 11

Targeting Eotaxin-1 ( CCL11) in Bullous Pemphigoid A Dermatological Auto-Immune Orphan Disease Up-regulation of CCL11 is associated with activated eosinophils in BP IL-5 and CCL11 both involved in regulation of eosinophils in BP Mepoluzimab ( GSK) initiated Phase II trial in BP in 2012 Bertilimumab Phase II in BP to be initiated in 2014 - Orphan status 12 CCL11 Blister Concentrations BP= Bullous Pemphigoid PV= Pemphigoid Vulgaris HD= Healthy Donor Guenther et al.-ClinExp Immuno 2011

Preclinical Data Support Dermal Indications: Bertilimumab Inhibits Dermal Eosinophilia In Primates 13

Gastro-Enterology Ulcerative Colitis Crohn’s Disease Dermatology Bullous Pemphigoid (Orphan) Atopic Dermatitis Ophthalmology* Verneal/Atopic Keratoconjunctivitis (VKC/AKC) (Orphan) Age Related Macular Degeneration (AMD) Respiratory Severe Asthma Chronic obstructive pulmonary disease (COPD) Oncology Ovarian Cancer Neurology Age Related Cognitive Decline Bertilimumab Neutralizes Eotaxin-1: A Key Mediator of Inflammation, Angiogenesis and Neurogenesis: Potential Multiple Clinical Indications 14 *iCo Therapeutics

When Asthma Cannot be Controlled Bertilimumab Targets Severe Asthma Patients with Eosinophilic Inflammation 10% most severe patients not controlled by corticosteroids and bronchodilators in moderate unstable and severe asthma High burden of asthma exacerbations and related hospitalization Clinical results with anti-IL5 mAbs (GSK, Teva) confirm relevance of reducing eosinophilic inflammation in moderate unstable/severe asthma Eotaxin-1 regulates eosinophilic inflammation and is neutralized by bertilimumab in clinical setting Bertilimumab pilot study in 2014 in patients selected based on high Eotaxin-1 levels in sputum 15

Bertilimumab Rationale in Moderate Unstable and Severe Asthma Eotaxin-1 Levels Correlate with Asthma Disease Severity Bertilimumab Reduces Eosinophil Chemotaxis 16

Omalizumab (Xolair®) Down-Regulation of Eotaxin-1 May Explain Anti-Inflammatory and Clinical Benefits 17 Zietkowski et al., Advances in Medical Sciences, 2011

Targeting Eotaxin 1 and/or IL-5 in Severe Asthma Anti-IL-5 mAbs mepoluzimab (GSK) and resiluzimab (Teva) Phase II/III results in moderate unstable and severe eosinophilic asthma have demonstrated effect on most relevant FEV1 and asthma exacerbation clinical end points Potential complementary/synergistic effect of IL-5 and Eotaxin 1: IL-5 dramatically lowers eosinophil levels in the blood while Eotaxin-1 effects tissue eosinophilia: Eotaxin-1 can operate independently of IL-5 to recruit eosinophils into the allergic lung Studies with Eotaxin-1 gene-targeted mice, IL-5 gene-targeted mice, and Eotaxin- 1/IL-5 double-gene-targeted mice have revealed independent and synergistic role for both of these molecules in regulating the tissue level of eosinophils in the asthmatic lung and in the induction of airway hyper responsiveness 18 Clinical Relevance of Targeting Eosinophilic Pathway Confirmed in Moderate Unstable and Severe Asthma

NanomAbs Next Generation Antibody Drug Conjugates/Nano Therapeutics Exclusive worldwide license from Hebrew University of Jerusalem Potential advantages over SGEN/IMGN ADC technology include higher payload and drug versatility Three recent $200M pre-clinical stage partnerships with similar technology (Bind Therapeutics) Lead development program is Gemcitabine Paclitaxel Anti-Ferritin NanomAbs for pancreatic cancer and NSCLC Celgene’s Abraxane/Gemzar combo trials with Overall Survival benefit support clinical rationale Multiple revenue generating co-development and research partnerships opportunities 19

NanomAbs' Advantages:

Improved Therapeutic Index for Chemotherapeutics

mAb Driven Endocytosis Maximized Chemotherapy Drug Accumulation into Tumor Cells

A

TUMOR TISSUE TARGETING

NanomAbs preferential uptake into tumoR issue based on the enhanced permeability and retention effect



B

TUMOR CELL TARGETING

Active targeting to the receptor by mAb leading to active Endocytosis of drug loaded NanomAb



C

MOLECULAR TARGETING

Intra-cell delivery of Chemotherapeutic (s)



EPICEPT

IMMUNE Pharmaceuticals

Adapted from Peer et al., Nature Nanotechnology, Vol 2, December 2007

20

Crolibulin NCI Presents Phase I Data in Combination with Cisplatin TNFR Survival Factors RB Cyclin D/ CDK2,4,5 Bcl-xl Cyclin E/CDK2 Cyclin A/CDK2 Cyclin A/B/ CDK2 FasL IkB RTKs Ras Raf MEKK JNK/SAPK Fos/Jun Heterodimers TRAF IKK1/ IKK2 inactive complex Calcineurin PI3K Akt Bad Smac/Diablo IAP/Hsp70 GSK-3 Flip Bcl-2 Apoptosis Mitochondria Apoptosome M G1 S G2 NF-AT NF-kB IkB P NF-AT NF-kB C-Myc AP-1 E2F-1 NF-kB Caspase 8 Bid Cytochrome C Caspase 3 Caspase 9 ? Small molecule, vascular disruption agent (VDA), induces apoptosis Enhanced efficacy in combination with chemotherapeutics Active on multi-drug resistant cells DLT/MTD identified Objective evidence of anti-tumor response by CT perfusion Strong intellectual property position, patent protection until 2026 Phase II NCI combination trial initiated in anaplastic thyroid cancer in Q2 2013 Phase Ib portion of trial completed Results to be presented at ASCO May 30-June 4, 2013 in Chicago Potential crolibulin NanomAb 21

AmiKet™ Phase III Ready with Fast Track for CIPN Topical cream for the relief of pain associated with well known neuropathies, CIPN, PHN, DPN Twice daily application of 4% amitriptyline plus 2% ketamine combination provides pain relief equivalent to current therapies Over 1,700 patients treated in nine Phase I/II clinical trials, including successful patient trials in CIPN and PHN Superior side effect profile compared with oral therapies Fast Track designation obtained for CIPN; Special Protocol Assistance available Global or multi-regional partners being sought 22

An Experienced Combined Management Team Executing an Ambitious Vision



Daniel Teper, PharmD, MBA
Chief Executive Officer
Novartis, GSK, Sanofi, Bionest



Robert Cook
Chief Financial Officer
Chase, GE, Pharmos, EpiCept



Suzy Jones
Chief Business Development Officer
Genentech, DNA Ink



Stephane Allard, MD
Chief Medical Officer
Sanofi-Synthelabo, EpiCept



Michal Ayalon-Soffer, PhD
Vice President, Product Development
Compugen, BiolineRx



Jean Kadouche, PhD
Vice President, Biologics R&D
Sangstat, MAT Biopharma



Oshrat Harush- Frenkel, PhD
Vice President, NanoTherapeutics R&D
Chiasma, Hebrew University

EPICEPT

IMMUNE Pharmaceuticals

* Upon completion of the Immune/EpiCept merger

23

Active Governance by Board of Directors Herve de Kergrohen,MD,MBA Board Director UBS, Bellevue, Lombard Isaac Kobrin, MD Board Director, Roche, Actelion Daniel Teper, PharmD, MBA Chairman Novartis, GSK, Sanofi, Bionest David Sidransky, MD, PhD Vice Chairman Imclone, Rosetta, Johns Hopkins Pierre Albouy Board Director Bankers Trust, Rothschild, Aforge Finance Ana Stancic, CPA, MBA Board Director Imclone, Enzon Robert Cook Board Director* Chase, GE Capital, Pharmos, EpiCept 24

Unaudited Pro Forma Balance Sheet As of December 31, 2012 25 Pro Forma Pro Forma Immune EpiCept Adjustments Combined Assets Current assets Cash and cash equivalents 94,951 $ 172,075 $ 267,026 $ Restricted cash and cash equivalents 83,424 909,299 992,723 Prepaid expenses & other current assets 21,415 115,949 137,364 Total current assets 199,790 1,197,323 - 1,397,113 Property & equipment, net 35,169 56,286 91,455 Deferred financing costs - 74,623 74,623 Intangilbe assets 3,895,988 6,159,296 10,055,284 Total assets 4,130,947 $ 1,328,232 $ 6,159,296 $ 11,618,475 $ Liabilities and Shareholders' Equity (Deficit) Current liabilities Accounts payable and accrued expense 2,422,707 $ 3,512,899 $ 5,935,606 Other current liabilities 259,322 - 259,322 Derivative Liability 584,521 - 584,521 Notes and loans payable 36,089 3,974,629 4,010,718 Total current liabilities 3,302,639 7,487,528 - 10,790,167 Deferred revenue - 7,809,754 (7,809,754) - Other non-current liabilities 814,738 - 814,738 Total liabilities 4,117,377 15,297,282 (7,809,754) 11,604,905 Total shareholders' deficit 13,570 (13,969,050) 13,969,050 13,570 Total liabilities and shareholders' deficit 4,130,947 $ 1,328,232 $ 6,159,296 $ 11,618,475 $

Unaudited Pro Forma Statement of Operations 12 Months through December 31, 2012 26 Pro Forma Pro Forma Immune EpiCept Adjustments Combined Revenue - $ 7,804,308 $ (5,137,065) $ 2,667,243 $ Operating expenses: COGS - 402,765 402,765 Selling, general and administrative 1,486,451 4,196,876 5,683,327 Research and development 3,193,207 3,118,753 6,311,960 Share-based compensation 4,512,069 691,714 5,203,783 Total operating expenses 9,191,727 8,410,108 - 17,601,835 Loss from operations (9,191,727) (605,800) (5,137,065) (14,934,592) Other income (expense), net (3,372,187) (1,964,804) - (5,336,991) Loss before benefit for income taxes (12,563,914) (2,570,604) (5,137,065) (20,271,583) Income taxes (11,000) (2,400) - (13,400) Net loss (12,574,914) (2,573,004) (5,137,065) (20,284,983)

Pro Forma Stock Ownership As of May 10, 2013 27 Name of Beneficial Owner Following the Merger Number of Shares To Be Beneficially Owned Percent of Shares To Be Beneficially Owned(1) 5% Stockholders Melini Capital 1,190,787 9.88% Dr. Jean Elie Kadouche 842,033 7.26% Serge Goldner 1,065,496 8.68% iCo Therapeutics Inc. 588,522 5.02% Executive Officers and Directors Dr. Daniel G. Teper 3,870,114 32.74% Dr. David Sidransky 16,193 * Robert W. Cook 20,273 * Dr. Herve de Kergrohen 77,726 * Dr. Isaac Kobrin 84,203 * Pierre Albouy 16,193 * Ana Stancic — * Dr. Stephane Allard 17,074 * All directors and named executive officers as a group (8 persons) 4,101,776 34.10% (1) Percentage ownership is based on 11,593,790 shares of common stock projected to be outstanding immediately following the Merger, which takes into account the proposed reverse stock split at a ratio of one - for - forty (the board may adjust the actual reverse split by 25%, i.e. between one for thirty and one for fifty ) . * Represents beneficial ownership of less than one percent (1%) of the outstanding shares of EpiCept common stock.

Immune/EpiCept Merger Highlights Immune/EpiCept merger provides opportunities for Shareholders: To realize value from current EpiCept pipeline and to participate in the significant growth opportunity of the Immune pipeline Liquidity on Nasdaq or NYSE MKT at competitive valuation Access to growth capital from public markets Phase II/III clinical stage portfolio with focus on antibody therapeutics Multiple clinical and partnering milestones in the next 12-24 months Phase II clinical milestones with bertilimumab in multiple indications Partnering of Phase III AmiKet Partnering of NanomAbs 28

Contact information www.immunepharmaceuticals.com Dr. Daniel Teper, CEO, IMMUNE Pharmaceuticals daniel.teper@immunepharmaceuticals.com Robert Cook, CEO, EpiCept Corporation rcook@epicept.com 29